HENLYS
Group plc

1 Imperial Place
Elstree Way
Borehamwood
Hertfordshire WD6 1JJ
Telephone: 020 8953 9953
Fax: 020 8207 2477

Our Ref: PD/sl/L5294

04 JAN 15 7:21

12 January, 2004.

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Judiciary Plaza, 450 Fifth Street NW,
Washington DC 20549,
United States of America.

04012162

BY DHL.

Ladies and Gentlemen,

SUPPL

Re: Henlys Group plc (File No.82-5051)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On behalf of Henlys Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(1) (iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:

1. Section 93 Annual Report and Accounts announcement dated 6 January, 2004.

2. Holding in Company. Announcement dated 9 January, 2004.

3. Annual Report & Financial Statements for year ended 30 September 2003.

4. Block Listing. Interim Review. Announcement dated 12 January 2004.

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Very truly yours,

P. Dawes.
Group Company Secretary

Encl.

communicate RNS

Full Text Announcement

HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Blocklisting Interim Review
Released	11:57 12 Jan 2004
Number	1095U

RNS Number:1095U
Henlys Group PLC
12 January 2004

Blocklisting Interim Review.

Schedule 5 - Block Listing Six-Monthly Return.

Henlys Group plc.
Henlys Executive Share Option Scheme 1986 (No.1)
Period of Return From: 01.07.2003 To: 31.12.2003.

Number and class of shares not issued under scheme at the end of last period:

212,835 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

212,835

Number and class of shares originally listed and date of admission:

212,835 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.
Henlys Executive Share Option Scheme 1995.
Period of Return From: 01.07.2003 To: 31.12.2003.

Number and class of shares not issued under scheme at the end of last period:

797,048 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

797,048

Number and class of shares originally listed and date of admission:

797,048 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.
Henlys Savings Related Share Option Scheme.
Period of Return From: 01.07.2003 To: 31.12.2003.

Number and class of shares not issued under scheme at the end of last period:

363,652 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

Nil Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

363,652

Number and class of shares originally listed and date of admission:

481,862 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Henlys Group plc.
Henlys Savings Related Share Option Scheme 1997.
Period of Return From: 01.07.2003 To: 31.12.2003.

Number and class of shares not issued under scheme at the end of last period:

306,471 Ordinary 25p. shares.

Number of shares issued/allotted under scheme during period:

NIL Ordinary 25p shares.

Balance under scheme not yet issued/allotted under scheme at end of period:

306,471

Number and class of shares originally listed and date of admission:

318,064 Ordinary 25p shares 13.10.1999.

Total number of shares in issue at end of period:

76,153,761.

Contact: P. Dawes.
Group Company Secretary
020 8953 9953

END

Full Text Announcement

HENLYS
Group plc

Company	Henlys Group PLC
TIDM	HNL
Headline	Holding(s) in Company
Released	17:00 9 Jan 2004
Number	0828U

RNS Number:0828U
Henlys Group PLC
09 January 2004

Announcement 9.01.2004.

Holding in Company.

Henlys Group plc has today been advised that Aegon UK plc Group of Companies has an interest in 2,344,696 (3.08%) ordinary shares in the Company.

END

Full Text Announcement

Company	Henlys Group PLC
TIDM	HNL
Headline	Annual Report and Accounts
Released	09:22 6 Jan 2004
Number	8811T

HENLYS
Group plc

RNS Number:8811T
Henlys Group PLC
06 January 2004

Announcement 6.01.2004.

Section 93 Annual Report and Accounts.

Henlys Group plc announces that its Annual Report and Financial Statements for the year ended 30 September 2003 have been published and are available for inspection at the registered office and with the UK Listing Authority.

END